Filed pursuant to Rule 253(g)(2)

File No. 024-12572

SUPPLEMENT NO. 1 DATED MAY 15, 2025

to Offering Circular dated March 10, 2025

HeartSciences Inc.

550 Reserve St, Suite 360

Southlake, Texas 76092

682-237-7781

https://heartsciences.com

Explanatory Note

This Supplement No. 1, dated May 15, 2025 (this “Supplement No. 1”), updates, amends and supplements the Offering Circular, dated March 10, 2025, of HeartSciences Inc. (the “Company”), which forms a part of the Company’s Offering Statement on Form 1-A (File No. 024-12572), qualified by the U.S. Securities and Exchange Commission (the “SEC”) on March 10, 2025 (as may be further supplemented or amended from time to time, the “Offering Circular”).

This Supplement No. 1 is being filed to update, amend and supplement the information included in the Offering Circular with the information contained in the Company’s Quarterly Report on Form 10-Q filed with the SEC on March 13, 2025, which is set forth below.

This Supplement No. 1 is not complete without the Offering Circular. This Supplement No. 1 should be read in conjunction with the Offering Circular, which is to be delivered with this Supplement No. 1, and is qualified by reference thereto, except to the extent that the information in this Supplement No. 1 updates or supersedes the information contained in the Offering Circular. Please keep this Supplement No. 1 with your Offering Circular for future reference.

The Company may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

Our common stock, $0.001 par value per share (the “Common Stock”), and our public warrants to purchase shares of Common Stock (“IPO Warrants”) are listed on the Nasdaq Capital Market under the symbols “HSCS” and “HSCSW,” respectively. On May 14, 2025, the closing price of our Common Stock was $3.34 per share and the closing price of our IPO Warrants was $0.04 per IPO Warrant.

THE SEC DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING DESCRIBED IN THE OFFERING CIRCULAR (THIS “OFFERING”), NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING STATEMENT OR OTHER SOLICITATION MATERIALS. THE SECURITIES OFFERED BY THE OFFERING CIRCULAR ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

Investing in the Company’s securities involves risk. You should carefully consider the risks that the Company has described under the section captioned “Risk Factors” in the Offering Circular on page 22, and in Part II, Item 1A of the Company’s subsequently filed 10-Q(s) and in Part I, Item 1A of the Company’s subsequently filed 10-K(s) before buying the Company’s securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement No. 1 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 is May 15, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended January 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41422

HEARTSCIENCES INC.

(Exact Name of Registrant as Specified in its Charter)

Texas	26-1344466
( State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

550 Reserve Street, Suite 360 Southlake, Texas	76092
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (682)-237-7781

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	HSCS	The Nasdaq Stock Market LLC
Warrants	HSCSW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of March 12, 2025, the registrant had 1,080,946 shares of Common Stock outstanding.

HEARTSCIENCES INC.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements relate to our future plans, objectives, expectations and intentions and may be identified by terminology such as “may,” “will,” “should,” “expects,” “aims,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology. Readers are cautioned that these forward-looking statements are based on our current beliefs, expectations and assumptions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those identified below, under Part II, Item 1A “Risk Factors” and elsewhere in this Quarterly Report on Form 10-Q and those risks identified under Part I, Item 1A of our Annual Report on Form 10-K for the year ended April 30, 2024 filed with the Securities and Exchange Commission on July 29, 2024 ("2024 Annual Report on Form 10-K"). Therefore, actual results may differ materially and adversely from those expressed, projected or implied in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our device, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our expectation regarding the sufficiency of our existing cash and cash equivalents to fund our current operations;

●	our ability to receive regulatory clearance for the MyoVista wavECG or the MyoVista Insights cloud platform from the U.S. Food and Drug Administration (the “FDA”), state regulators, if any, or other similar foreign regulatory agencies, including approval to conduct clinical trials, the timing and scope of those trials and the prospects for regulatory approval or clearance of, or other regulatory action with respect to our current products or other future potential products;

●	our ability to further advance the development of the MyoVista wavECG, our 12-lead electrocardiograph (“ECG”) device that also incorporates an additional proprietary AI-ECG algorithm that we have been designing to detect cardiac dysfunction, and future potential products;

●	our ability to develop a cloud-based hardware agnostic platform and to develop and incorporate AI-ECG algorithms on that platform;

●	our ability to launch sales of the MyoVista wavECG, Myo Vista Insights cloud platform and AI-ECG algorithms or any future potential products into the U.S.;

●	our assessment of the potential of the MyoVista wavECG device, MyoVista Insights cloud platform and AI-ECG algorithms and any future potential products;

●	our planned level of capital expenditures and liquidity;

●	our plans to continue to invest in research and development to develop technology for new products;

●	our ability to continue to meet the continued listing requirements of Nasdaq (as defined below) could result in a de-listing of our shares and penny stock trading;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we intend to operate, including the impact of any changes in regulation and legislation that could affect the medical device industry;

●	our ability to meet our expectations regarding the commercial supply of our current products and any future products;

●	our ability to retain key executives;

●	our ability to internally develop new inventions and intellectual property;

●	the overall global economic environment;

●	the ultimate impact of health epidemics, on our business, our clinical trials, our research programs, healthcare system or the global economy as a whole;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	our ability to develop new products and intellectual property;

●	changes in our strategy; and

●	potential litigation.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise for any reason.

The Company will continue to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the dates specified in such filings. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances arising after any such date, whether as a result of new information or future events or otherwise. You should not place undue reliance on the forward-looking statements included in this report or that may be made elsewhere from time to time by us, or on our behalf. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

NOTE REGARDING COMPANY REFERENCES

Throughout this Quarterly Report on Form 10-Q, the “Company,” “we,” “us” and “our” refer to HeartSciences Inc. References to “Fiscal 2025” refer to the 12 months ending April 30, 2025 and references to “Fiscal 2024” refer to the 12 months ended April 30, 2024.

i

HEARTSCIENCES INC.

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

HEARTSCIENCES INC.

Condensed Balance Sheets

	January 31,	April 30,
	2025	2024
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,596,522	$5,807,648
Inventory	652,147	629,179
Prepaid expenses	204,636	183,704
Other current assets	40,374	40,374
Deferred offering costs	135,275	692,988
Total current assets	3,628,954	7,353,893

Property and equipment, net	71,062	97,991
Intangible assets, net	1,608,465	1,589,246
Right-of-use assets, net	395,374	461,983
TOTAL ASSETS	$5,703,855	$9,503,113

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$405,076	$448,183
Accrued expenses	315,890	398,331
Accrued interest expense	106,726	268,813
Operating lease liabilities, current	115,015	102,293
Notes payable	2,526,220	500,000
Other current liabilities	102,395	34,147
Total current liabilities	3,571,322	1,751,767

LONG-TERM LIABILITIES
Operating lease liabilities, long-term portion	345,844	434,045
Total long-term liabilities	345,844	434,045
TOTAL LIABILITIES	3,917,166	2,185,812

COMMITMENTS AND CONTINGENCIES (NOTE 2, 5, and 8)
STOCKHOLDERS' EQUITY
Series A, B, and C convertible preferred stock, $0.001 par value, 20,000,000 shares authorized and 620,000 designated; 380,440 shares issued and outstanding as of January 31, 2025 and April 30, 2024.	380	380
Common stock, $0.001 par value, 500,000,000 shares authorized; 1,032,321 shares issued and outstanding as of January 31, 2025 and 676,598 shares issued and outstanding as of April 30, 2024.	1,032	677
Additional paid-in capital	75,818,582	74,678,650
Accumulated deficit	(74,033,305)	(67,362,406)
TOTAL STOCKHOLDERS' EQUITY	1,786,689	7,317,301
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,703,855	$9,503,113

The accompanying notes are an integral part of these condensed unaudited financial statements.

HEARTSCIENCES INC.

Condensed Statements of Operations (Unaudited)

	Three months ended January 31,		Nine months ended January 31,
	2025	2024	2025	2024

Revenue	$—	$14,700	$—	$18,600

Cost of sales	—	4,561	—	6,081

Gross margin	—	10,139	—	12,519

Operating expenses:
Research and development	1,033,118	509,507	3,457,014	1,832,442
Selling, general and administrative	1,338,354	1,026,014	2,975,158	2,606,057
Total operating expenses	2,371,472	1,535,521	6,432,172	4,438,499

Loss from operations	(2,371,472)	(1,525,382)	(6,432,172)	(4,425,980)

Other income (expense)
Interest expense	(179,477)	(118,445)	(319,601)	(333,143)
Other income	14,657	16	80,874	79
Total other expense	(164,820)	(118,429)	(238,727)	(333,064)

Net loss	$(2,536,292)	$(1,643,811)	$(6,670,899)	$(4,759,044)

Net loss per share, basic and diluted	$(2.57)	$(3.01)	$(7.46)	$(18.85)

Weighted average common shares outstanding, basic and diluted	986,057	546,670	894,046	252,486

The accompanying notes are an integral part of these condensed unaudited financial statements.

HEARTSCIENCES INC.

Condensed Statements of Stockholders' Equity (Unaudited)

Three Month Periods Ended January 31, 2025 and 2024

	Series C Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

BALANCE AT OCTOBER 31, 2024	380,440	$380	947,821	$948	$75,512,406	$(71,497,013)	$4,016,721

Sale of Common Stock, net of fees	—	—	84,500	84	251,352	—	251,436

Stock based compensation - management & other employees	—	—	—	—	54,824	—	54,824

Net loss	—	—	—	—	—	(2,536,292)	(2,536,292)

BALANCE AT JANUARY 31, 2025	380,440	$380	1,032,321	$1,032	$75,818,582	$(74,033,305)	$1,786,689

BALANCE AT OCTOBER 31, 2023	380,440	$380	112,286	$113	$62,222,256	$(63,872,431)	$(1,649,682)

Sale of Common Stock, net of fees	—	—	407,623	406	9,176,531	—	9,176,937

Issuance of Common Stock upon conversion of debt	—	—	67,813	68	1,022,782	—	1,022,850

Issuance of Common Stock for acquired assets	—	—	48,549	49	1,528,382	—	1,528,431

Warrants issued to nonemployees	—	—	—	—	103,019		103,019

Stock based compensation - management & other employees	—	—	—	—	96,092	—	96,092

Net loss	—	—	—	—	—	(1,643,811)	(1,643,811)

BALANCE AT JANUARY 31, 2024	380,440	$380	636,271	$636	$74,149,062	$(65,516,242)	$8,633,836

The accompanying notes are an integral part of these condensed unaudited financial statements.

HEARTSCIENCES INC.

Condensed Statements of Stockholders' Equity (Unaudited)

Nine Month Periods Ended January 31, 2025 and 2024

	Series C Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

BALANCE AT APRIL 30, 2024	380,440	$380	676,598	$677	$74,678,650	$(67,362,406)	$7,317,301

Sale of Common Stock, net of fees	—	—	261,262	261	976,041	—	976,302

Common Stock issued resulting from Reverse Stock Split	—	—	94,461	94	(94)	—	—

Warrants issued to non-employees	—	—	—	—	10,046	—	10,046

Stock based compensation - management & other employees	—	—	—	—	153,939	—	153,939

Net loss	—	—	—	—	—	(6,670,899)	(6,670,899)

BALANCE AT JANUARY 31, 2025	380,440	$380	1,032,321	$1,032	$75,818,582	$(74,033,305)	$1,786,689

BALANCE AT APRIL 30, 2023	380,871	$381	101,332	$101	$60,987,273	$(60,757,198)	$230,557

Sale of Common Stock, net of fees	—	—	417,470	417	9,848,414	—	9,848,831

Common Stock issued for consulting services	—	—	1,087	1	99,999	—	100,000

Common Stock issued upon conversion of Series C Convertible Preferred Stock	(431)	(1)	20	—	1	—	—

Issuance of Common Stock upon conversion of debt	—	—	67,813	68	1,022,782	—	1,022,850

Issuance of Common Stock for acquired assets			48,549	49	1,528,382	—	1,528,431

Warrants issued to non-employees	—	—	—	—	335,633	—	335,633

Stock based compensation - management & other employees	—	—	—	—	326,578	—	326,578

Net loss	—	—	—	—	—	(4,759,044)	(4,759,044)

BALANCE AT JANUARY 31, 2024	380,440	$380	636,271	$636	$74,149,062	$(65,516,242)	$8,633,836

The accompanying notes are an integral part of these condensed unaudited financial statements.

HEARTSCIENCES INC.

Statements of Cash Flows (Unaudited)

	Nine months ended January 31,
	2025	2024
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,670,899)	$(4,759,044)
Adjustments to reconcile net loss to net cash used in operating activities

Depreciation	30,086	18,691
Amortization - Right-of-use assets, operating lease	66,609	46,481
Amortization of debt discounts and deferred financing costs	175,920	103,595
Stock-based compensation	153,939	326,578
Warrants issued to non-employees	10,046	335,633

Changes in current assets and liabilities:
Accounts receivable	—	(14,700)
Inventory	(22,968)	6,081
Prepaid and other current assets	240,314	287,314
Deferred offering costs	557,713	(479,658)
Accounts payable	(43,107)	(216,293)
Accrued liabilities	(244,528)	(141,408)
Lease liability, operating lease	(75,479)	(6,692)
Net cash used in operating activities	(5,822,354)	(4,493,422)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of intellectual property - intangibles	(19,219)	(40,387)
Purchase of property and equipment	(3,157)	(15,656)
Net cash used in investing activities	(22,376)	(56,043)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of Common Stock, net of fees	976,302	9,848,831
Proceeds from shareholder note, net	—	334,249
Proceeds from Streeterville note, net	1,850,300	—
Principal repayments of operating lease obligations	(192,998)	(217,585)
Net cash provided by financing activities	2,633,604	9,965,495

Net change in cash and cash equivalents during the period	(3,211,126)	5,416,030
Cash and cash equivalents, beginning of period	5,807,648	1,660,467
Cash and cash equivalents, end of period	$2,596,522	$7,076,497

SUPPLEMENTAL DISCLOSURES OF NON-CASH TRANSACTIONS:
Issuance of Common Stock resulting from the Reverse Stock Split	$94	$—
Issuance of Common Stock for Series C Preferred Stock conversions	$—	$2
Issuance of Common Stock as consideration for consulting services	$—	$100,000
Issuance of Common Stock for note conversions	$—	$1,022,850
Issuance of Common Stock for acquired intangible assets	$—	$1,528,431
Issuance of Common Stock warrants in connection with note extensions	$—	$—
Financed insurance premiums	$244,259	$277,176

The accompanying notes are an integral part of these condensed unaudited financial statements.

HEARTSCIENCES INC.

Notes to Condensed Unaudited Financial Statements

Note 1. Basis of Presentation

HeartSciences Inc. formerly known as Heart Test Laboratories, Inc. (“HeartSciences” or the “Company”) is a medical technology company specializing in cardiovascular diagnostic technology. The Company is a Texas corporation and is headquartered in Southlake, Texas. On October 11, 2024, the Company filed a Certificate of Amendment to its Amended and Restated Certificate of Formation with the Secretary of State of Texas to change the Company's corporate name to “HeartSciences Inc.” (the “Name Change”), with an effective date of October 17, 2024. The Name Change was approved by the Company's shareholders at the Company's Annual Meeting of Shareholders held on January 17, 2024. The Name Change became effective at the open of market on October 23, 2024, and does not affect the Company’s ticker symbols or the applicable CUSIP number for the Company’s outstanding shares of Common Stock and public warrants.

HeartSciences’ focus is on applying AI-based technology to an electrocardiograph (“ECG”) device, to expand and improve an ECG's clinical usefulness. The Company's objective is to make an ECG a far more valuable cardiac screening tool by expanding its clinical capability to detect a broader range of cardiac indications through the development of AI-based ECG cardiovascular algorithms (“AI-ECG”). The Company is seeking to provide AI-ECG solutions in any care setting worldwide in a manner that best suits different providers, either via one of the millions of ECG’s currently in clinical use or via its proprietary MyoVista wavECG device. The MyoVista wavECG, is a resting 12-lead ECG that will incorporate HeartSciences’ proprietary AI-ECG algorithm designed to provide diagnostic information related to cardiac dysfunction as well as conventional ECG information in the same test. Additionally, the Company is developing a cloud-based platform to provide access to AI-ECG algorithms, both HeartSciences developed and third-party algorithms, (the “MyoVista Insights Cloud Platform”). In the future, the Company intends to deliver a range of AI-ECG algorithms for each product. The Company is preparing to seek U.S. Food and Drug Administration (“FDA”) submission for the MyoVista wavECG in the first calendar half of 2025.

On May 6, 2024, the Company filed a Certificate of Amendment to the Amended and Restated Certificate of Formation with the Secretary of the State of Texas to effect a 1-for-100 reverse stock split (the “Reverse Stock Split”) of its outstanding shares of Common Stock, with an effective date of May 17, 2024. As a result of the Reverse Stock Split, every 100 shares of the Company's issued and outstanding pre-reverse split Common Stock were combined into one share of Common Stock, except to the extent that the Reverse Stock Split resulted in any of the Company's shareholders owning a fractional share, which was rounded up to the next highest whole share. In connection with the Reverse Stock Split, there was no change in the par value per share of $0.001. As a result of the Reverse Stock Split, equitable adjustments corresponding to the Reverse Stock Split ratio will be made to the Company’s outstanding warrants and upon the exercise or vesting of all stock options such that every one hundred (100) shares of Common Stock that may be issued upon the exercise of the warrants and stock options held immediately prior to the Reverse Stock Split will represent one share of Common Stock that may be issued upon exercise of such warrants and stock options immediately following the Reverse Stock Split. Correspondingly, the exercise price per share of Common Stock attributable to the warrants and stock options immediately prior to the Reverse Stock Split will be proportionately increased by a multiple of 100 following the Reverse Stock Split.

All Common Stock share and per share data, and exercise price data for applicable Common Stock equivalents, included in these financial statements have been retroactively adjusted to give effect to the Reverse Stock Split for all periods presented, unless otherwise indicated.

Note 2. Liquidity, Going Concern and Other Uncertainties

The Company is subject to a number of risks similar to those of early-stage companies, including dependence on key individuals and products, the difficulties inherent in the development of a commercial market, the need to obtain additional capital, competition from larger companies, and other technologies.

The Company has incurred losses each year since inception, limited capital resources, and has experienced negative cash flows from operations in each year since inception. At January 31, 2025 and April 30, 2024, the Company had an accumulated deficit of $74.0 million and $67.4 million, respectively. These factors raise substantial doubt regarding the Company's ability to continue as a going concern.

In March 2023, the Company entered into a purchase agreement and a registration rights agreement with an institutional investor, providing for the sale, from time to time at the discretion of the Company, of up to $15.0 million of the Company’s common stock, $0.001 par value per shares (“Common Stock”), over the thirty-six (36) month term of the purchase agreement (the “Equity Line”). As of January 31, 2025, the Company has issued and sold an aggregate 193,783 shares of Common Stock, including 1,000 commitment shares, under the Equity Line and received proceeds of approximately $2.0 million (see Note 5). Subsequent to January 31, 2025 and through the date of this filing, the Company sold 48,000 shares of Common Stock under the Equity Line, receiving proceeds of approximately $156,000 and issued 625 in remaining commitment shares.

In September 2023, the Company entered into an Equity Distribution Agreement (the “EDA”) with an institutional investor, pursuant to which the Company may offer and sell an aggregate of up to $3.25 million of its shares of Common Stock in at-the-market offerings (“ATM Facility”). In November 2023, the EDA was further amended increasing the aggregate amount of Common Stock that may be sold under the ATM Facility from $3.25 million to up to $15.0 million. The Company is eligible to sell up to approximately $11.0 million worth of shares of Common Stock as the aggregate market value of the Company's shares of Common Stock eligible for sale under the EDA is subject to limitations of General Instruction I.B.6 of Form S-3 until such time that the Company's public float equals or exceeds $75.0 million. In the event the aggregate market value of the Company’s outstanding Common Stock held by non-affiliates equals or exceeds $75.0 million, then the one-third limitation on sales set forth in General Instruction I.B.6 of Form S-3 shall not apply to additional sales made pursuant to the EDA. From inception through January 31, 2025, the Company has issued and sold an aggregate 530,057 shares of Common Stock and received net proceeds of approximately $9.8 million, after banker fees, legal fees and other costs under the ATM Facility (see Note 5).

In September 2024, the Company entered into a note purchase agreement (the “Note Purchase Agreement”) with Streeterville Capital, LLC, an accredited investor (“Streeterville”), pursuant to which the Company issued to Streeterville an unsecured promissory note in the original principal amount of $2,510,000 (the “Streeterville Note”). The Streeterville Note carried an OID of $500,000 and $10,000 was withheld from the Streeterville Note for reimbursement of Streeterville's transaction expenses. Additionally, the Company incurred debt financing costs of $159,700. As a result, the Company received aggregate net proceeds of approximately $1.9 million in connection with the issuance of the Streeterville Note. (see Note 4).

Based on the Company’s business plan assumptions and expected cash burn rate, management believes that current resources would be insufficient to fund operations for the next twelve months following the issuance of these financial statements. Additionally, the FDA can delay, limit or deny clearance of a medical device for many reasons outside the Company’s control which may involve substantial unforeseen costs.

Management’s plans include raising capital through the sale of additional equity securities, debt, or capital inflows from strategic partnerships. Management can provide no assurance that such financing or strategic relationships will be available on acceptable terms, or at all, which would likely have a material adverse effect on the Company and its financial statements.

The condensed unaudited financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern for a reasonable period.

Note 3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and in conformity with the instructions on Form 10-Q and Rule 8-03 of Regulation S-X and the related rules and regulations of the U.S. Securities and Exchange Commissions (“SEC”) and have been prepared on a basis which assumes that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. In the opinion of management, the unaudited interim financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results of operations for the periods presented. The interim operating results are not necessarily indicative of results that may be expected for any subsequent period. The accompanying unaudited condensed financial statements should be read in conjunction with the Company's audited financial statements and notes thereto included in the 2024 Annual Report on Form 10-K.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The fair value of cash and cash equivalents approximates carrying value. At times, the Company’s cash balances may exceed the current insured amounts under the Federal Deposit Insurance Corporation (“FDIC”).

Inventory

All inventories are stated at lower of cost or net realizable value, with cost determined substantially on a “first-in, first-out” basis. The following is a summary of the Company’s inventories at January 31, 2025 and April 30, 2024:

	January 31,	April 30,
	2025	2024
Raw materials	$322,996	$322,996
Sub-assemblies	370,404	347,436
Work in progress	21,741	21,741
Finished goods	22,581	22,581
Reserve for obsolescence	(85,575)	(85,575)
Total Inventory	$652,147	$629,179

Inventory consists mainly of raw materials and components used in the current hardware build of the MyoVista wavECG devices and components are used for research and development purposes and device sales, which to date have been in international markets as sale of the MyoVista wavECG in the U.S. is subject to FDA clearance. Management believes that its hardware platform is in final form, however, prior to FDA clearance and market acceptance of the MyoVista wavECG, further hardware changes could be necessary which could have an impact on net realizable values. The majority of the Company’s current inventory is intended for use to build finished products following regulatory clearance. Finished products do not contain materials that would degrade significantly over the useable life of the device and are considered to have a useable life of over seven years. Existing inventory related to finished devices are planned to be updated to the latest hardware revision and specifically allocated to a limited distribution for field reliability studies and are not slated for general purpose sales. Management periodically evaluates inventory and makes specific write-offs and provides an allowance for inventory that is considered obsolete due to hardware and or software related changes. If the Company does not receive FDA clearance and/or obtain market acceptance of the MyoVista wavECG, the Company could have further material write-downs of inventory due to obsolescence in excess of the amount currently reserved.

Research and Development Expenses

In accordance with ASC Topic 730, Accounting for Research and Development Costs, the Company accounts for research and development expenditures, including payments to collaborative research partners and regulatory filing costs, as research and development expenses. Accordingly, all research and development costs are charged to expense as incurred.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives. The range of estimated useful lives used to calculate depreciation is generally 3 to 5 years. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized. When items are retired or otherwise disposed, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in other income (expense).

The following is a summary of the Company’s property and equipment at January 31, 2025 and April 30, 2024:

	January 31,	April 30,
	2025	2024
Equipment	$465,532	$462,375
Furniture & fixtures	102,563	102,563
Leasehold improvements	32,812	32,812
Total	600,907	597,750
Less: Accumulated depreciation	(529,845)	(499,759)
Property and equipment, net	$71,062	$97,991

Deferred Offering Costs

The Company capitalizes certain legal, professional, and other-third party charges related to its efforts to raise capital and other ongoing equity financings as deferred offering costs until fully consummated. These costs are deferred until the completion of the offerings at which time they are reclassified to additional paid-in-capital as a reduction of the offering proceeds. If the Company terminates the planned offering, all of the deferred offering costs will be immediately written off to operating expenses.

In March, 2023, the Company entered into the Equity Line. Deferred offering costs associated with the Equity Line are reclassified to additional paid in capital on a pro-rata basis over the term of the agreement.

In September 2023, the Company entered into an EDA to sell its Common Stock under the ATM Facility. Deferred offering costs associated with the ATM Facility are reclassified to additional paid in capital on a pro-rata basis.

In September 2024, the Company filed an S-1/A registration statement and the related costs were deferred at that time. In December 2024, the Company withdrew this registration statement and wrote off approximately $611,000 to operating expense.

As of January 31, 2025 and April 30, 2024, $135,275 and $692,988 of deferred offering costs were capitalized on the balance sheet, respectively.

Fair Value Measurements

The accounting guidance establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset transaction between market participants on the measurement date. Where available, fair value is based on observable market prices or is derived from such prices. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 – Observable inputs such as quoted prices in active markets;

●	Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

●	Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the assignment of an asset or liability within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Management’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The carrying amounts of the Company’s financial instruments, which primarily include cash and cash equivalents, accounts payable and accrued expenses, approximate their fair values due to their short-term nature. The carrying amounts of the Company’s existing notes payable approximate their fair values at the stated interest rates and are reflective of the prevailing market rates.

Long-Lived Assets

Long-lived assets, such as equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is determined to not be recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount exceeds its fair value.

Leases

The Company determines if a contract is or contains a lease at inception or modification of a contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset. Right-of-use assets and liabilities are recognized based on the present value of future minimum lease payments over the expected lease term at commencement date. The Company measures and records a right-of-use asset and lease liability based on the discount rate implicit in the lease, if known. In cases where the discount rate implicit in the lease is not known, the Company measures the right-of-use assets and lease liabilities using a discount rate equal to the Company’s estimated incremental borrowing rate for loans with similar collateral and duration.

The Company elected to not apply the recognition requirements to leases of all classes of underlying assets that, at the commencement date, have a lease term of 12 months or less and do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. Instead, lease payments for such short-term leases are recognized in operations on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

Stock-Based Compensation

The Company accounts for employee and non-employee share-based compensation in accordance with the provisions of ASC 718, Compensation – Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant).

The estimated fair value of common stock option awards is calculated using the Black-Scholes option pricing model, based on key assumptions such as fair value of common stock, expected volatility, and expected term. These estimates require the input of subjective assumptions, including (i) the expected stock price volatility, (ii) the calculation of the expected term of the award, (iii) the risk-free rate and (iv) expected dividend yields. These assumptions are primarily based on historical data, peer company data and the judgment of management regarding future trends and other factors.

Management has estimated the expected term of its Common Stock options using the “simplified” method, whereby, the expected term equals the arithmetic average of the vesting term and the original contractual term of the option due to its lack of sufficient historical data. The risk-free interest rates for periods within the expected term of the option are based on the US Treasury securities with a maturity date that commensurate with the expected term of the associated award. There is no expected dividend yield since the Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future.

For stock options issued to employees and non-employees, the fair value of stock-based awards is recognized as compensation expense over the requisite service period, which is defined as the period during which an employee is required to provide service in exchange for an award. The Company uses a straight-line attribution method for all grants that include only a service condition. The Company accounts for forfeitures when they occur. Stock-based compensation expense recognized in the financial statements is reduced by actual awards forfeited.

Net Loss Per Common Share

Basic net loss per share excludes the effect of dilution and is computed by dividing the net loss attributable to common shareholders by the weighted-average number of shares of Common Stock outstanding during the period, without consideration of potentially dilutive securities.

Diluted net loss per share is computed by dividing the net loss attributable to common shareholders by the weighted-average number of Common Stock and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, convertible preferred stock, stock options, Common Stock subject to repurchase related to early exercise of stock options, convertible stock warrants and convertible notes are considered to be potentially dilutive securities. As the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.

Common Stock Warrants

The Company grants warrants to purchase Common Stock in connection with financing transactions. Warrants are valued based on Black-Scholes models and the fair value is recorded to additional paid-in-capital.

Revenue Recognition

In accordance with ASC 606, Revenue from Contracts with Customers, revenue is recognized when a customer obtains control of promised goods or services. The guidance focuses on the core principle for revenue recognition, which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company recognizes revenue in accordance with ASC 606, which provides a five-step model for recognizing revenue from contracts with customers as follows:

●	Step 1: Identify the contract(s) with a customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

A contract with a customer exists when (i) the Company enters into a legally enforceable contract with a customer, through a purchase order, that defines each party’s rights regarding the products to be transferred and identifies the payment terms related to these products, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for products that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The only performance obligation is to create and ship the product and each product has separate, distinct pricing. Performance obligations are met and revenue is recognized at a point in time when the order for its goods are shipped FOB manufacturer and control is transferred.

The transaction price is determined based on the amount expected to be entitled to in exchange for transferring the product to the customer net of any transaction price adjustments. The Company’s payment terms to customers generally range from 30 to 60 days.

Payment terms fall within the one-year guidance for the practical expedient which allows the Company to forgo adjustment of the promised amount of consideration for the effects of a significant financing component. The Company accepts product returns at its discretion or if the product is defective as manufactured. Historically, the actual product returns have been immaterial to the Company’s financial statements. The Company elected to treat shipping and handling costs as a fulfillment cost and included them in the cost of goods sold as incurred. Costs associated with product sales include commissions. The Company applies the practical expedient and recognizes commissions as expense when incurred because the expense is incurred at a point in time and the amortization period is less than one year. Commissions are recorded as selling expense.

The Company did not recognize material revenues during the three and nine month periods ended January 31, 2025 and 2024. The Company’s revenues do not require significant estimates or judgments. The Company is not a party to contracts that include multiple performance obligations or material variable consideration. As of January 31, 2025 and April 30, 2024, the Company did not have any contract assets or liabilities from contracts with customers and there were no remaining performance obligations that the Company had not satisfied.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires recognition of deferred tax assets, subject to valuation allowances, and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Management considers many factors when assessing the likelihood of future realization of deferred tax assets, including recent cumulative experience by taxing jurisdiction, expectations of future taxable income or loss, the carry-forward periods available to the Company for tax reporting purposes, and other relevant factors.

A valuation allowance is established if it is more likely than not that all or a portion of the net deferred tax assets will not be realized.

Accruals for uncertain tax positions are provided for in accordance with applicable accounting standards. The Company may recognize the tax benefits from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Judgment is required in assessing the future tax consequences of events that have been recognized in the financial statements or tax returns.

Based on its analysis, management has determined that it has not incurred any liability for unrecognized tax benefits as of January 31, 2025 and April 30, 2024.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws.

The Company is subject to income taxes in the U.S. federal jurisdiction and franchise taxes in the State of Texas. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2018.

Note 4. Debt

Debt consists of the following:

	January 31,	April 30,
	2025	2024
FRV Note	$500,000	$500,000
Streeterville Note	2,026,220	—
Less: current maturities	(2,526,220)	(500,000)
Notes payable, long-term	$—	$—

Loan and Security Agreement

In April 2020, the Company entered into a loan and security agreement (the “Loan and Security Agreement”) pursuant to which a secured promissory note in the original principal amount of $500,000 (the “FRV Note”) was issued to each of Front Range Ventures LLC (“FRV”) and John Q. Adams (the “JQA Note”), who were both shareholders of the Company at the time of issuance. John Q. Adams was also a director of the Company at the time of entering into the Loan and Security Agreement. Each party committed to lend a principal amount of $500,000, totaling $1,000,000, and the loan was drawn in three installments of $300,000 upon execution of the loan agreement, $350,000 on or about July 2, 2020 and $350,000 on or about September 4, 2020. The loan accrued interest at a rate of 12% per annum, compounded annually, payable at maturity. The Company is also required to pay default interest at a rate of 18% per annum, compounded annually, on any unpaid amounts after the applicable due date until the loan amounts are fully re-paid. The loan is collateralized by substantially all of the Company’s assets and intellectual property, except for the secured interest on the covered technology as discussed in Note 8.

The loan had an original maturity date of September 30, 2021, which was amended in September 2021 making the note repayable on demand. The loan was amended in November 2021, extending the maturity to September 30, 2022; further amended in May 2022 to extend the maturity to September 30, 2023; amended again in January 2023 to (i) further extend the maturity date of the FRV Note to September 30, 2024, on which date the principal amount and all accrued interest thereon would be due and payable; and (ii) amend the dates on which principal and accrued interest was due under the JQA Note, such that interest accrued would be due and payable on September 30, 2023, and the principal amount together with all accrued interest after September 30, 2023 would be due and payable on March 31, 2024.

On November 16, 2023, the Company entered into a note conversion letter agreement with John Q. Adams (the “Adams Note Conversion Letter Agreement”). Pursuant to the Adams Note Conversion Letter Agreement, in consideration for the conversion of the principal and interest in the amounts of $585,006 due under the JQA Note, on November 16, 2023, the Company: (1) issued 36,563 shares of Common Stock to Mr. Adams; and (2) entered into a Adams Warrant Amendment (as defined below) with Mr. Adams, amending the $1M Lender Warrants to reduce the exercise price of an aggregate of 1,076 $1M Lender Warrants to $16.00 per share (the “Adams Warrant Amendment”).

On August 19, 2024, the Company and FRV entered into Amendment No. 6 to the Loan and Security Agreement to further extend the maturity date of the FRV Note to September 30, 2025 and pay the outstanding accrued interest as follows: (i) a payment of all accrued interest outstanding within five (5) business days of execution of the agreement; (ii) a payment of accrued interest on September 30, 2024 and (iii) thereafter all accrued interest due shall be payable at maturity. The Company may elect to repay all or any part of the FRV Note, as amended, in its sole discretion at any time prior to the extended maturity date, provided such repayment shall not be less than $50,000 and shall first be applied to accrued interest and thereafter to outstanding principal. During the nine months ended January 31, 2025, the Company paid approximately $305,000 in accrued interest to FRV.

As of January 31, 2025 and April 30, 2024, accrued interest was approximately $20,200 and $269,000, respectively, and is included in accrued interest expense in the accompanying condensed balance sheets.

Streeterville Note

In September 2024, the Company entered into a Note Purchase Agreement with Streeterville, pursuant to which the Company issued to Streeterville the unsecured Streeterville Note in the original principal amount of $2,510,000. The Streeterville Note carried an OID of $500,000 and $10,000 was withheld from the Streeterville Note for reimbursement of Streeterville's transaction expenses. Additionally, the Company incurred debt financing costs of $159,700. As a result, the Company received aggregate net proceeds of approximately $1.9 million in connection with the issuance of the Streeterville Note.

The Streeterville Note bears interest at the rate of 8.5% per annum and matures in 18 months after its issuance date. From time to time, beginning six months after issuance, Streeterville may redeem a portion of the Streeterville Note, not to exceed $270,000 per month. In the event the Company has not reduced the outstanding balance under the Streeterville Note by at least $900,000 by the 12-month anniversary following the issuance date, then the outstanding balance at such time will automatically increase by 5%. Subject to terms and conditions set forth in the Streeterville Note, the Company may prepay all or any portion of the outstanding balance of the Streeterville Note at any time.

The Streeterville Note contains customary events of default, including if the Company undertakes a fundamental transaction (including consolidations, mergers, and certain changes in control of the Company), without Streeterville’s prior written consent. As described in the Streeterville Note, upon the occurrence of certain events of default, the outstanding balance of the Streeterville Note will become automatically due and payable. Additionally, upon an event of default described in the Streeterville Note (i.e., the failure to pay amounts under the Streeterville Note when due or to observe any covenant under the Note Purchase Agreement), the outstanding balance of the Streeterville Note automatically increases to the lesser of 18% or the maximum rate permitted by law.

The OID and deferred financing costs pursuant to the Streeterville Note are being amortized over the life of the note as a non-cash interest expense. During the nine months ended January 31, 2025, the Company recorded amortization of approximately $175,900 of the debt discount and as of January 31, 2025, the unamortized debt discount was $483,780.

During the nine months ended January 31, 2025, the Company recorded accrued interest of approximately $86,500.

Note 5. Stockholders’ Equity

Preferred Stock

The Company authorized 20,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”), of which 10,000 shares have been designated as Series A Convertible Preferred Stock (“Series A Preferred Stock”), 10,000 shares have been designated as Series B Convertible Preferred Stock (“Series B Preferred Stock”), and 600,000 shares have been designated as Series C Preferred Stock with a liquidation preference to Common Stock.

Series C Preferred Stock

The Series C Preferred Stock was originally issued at $25.00 per share. An amendment to, or waiver of rights in, the Series C Preferred Stock certificate of designation requires the approval of holders of a majority of the outstanding shares of Series C Preferred Stock and FRV (so long as FRV owns at least 71,000 shares of Series C Preferred Stock).

At January 31, 2025 and April 30, 2024, there were 380,440 shares of Series C Preferred Stock outstanding, respectively.

Holders of the Series C Preferred Stock are entitled to receive dividends at an annual rate of $1.50 per share of Series C Preferred Stock, shall accrue and are payable out of funds legally available, are payable only when and if declared by the board of directors, and are noncumulative. No dividends have been declared to date. The holders of the shares of Series C Preferred Stock have voting rights equal to an equivalent number of shares of Common Stock into which it is convertible and vote together as one class with Common Stock.

Each share of Series C Preferred Stock is convertible, at the option of the holder at any time, into such number of fully paid and non-assessable shares of Common Stock determined by dividing the original issue price of $25.00 by the conversion price for such series in effect at the time of conversion for the Series C Preferred Stock. The conversion price for the Series C Preferred Stock is subject to adjustment in accordance with conversion provisions contained in the Company's certificate of formation, as amended.

During the nine months ended January 31, 2024, 431 shares of Series C Preferred Stock converted into 20 shares of Common Stock at a conversion ratio of 0.0464 shares of Common Stock for each share of Series C Preferred Stock.

At January 31, 2025, the outstanding shares of Series C Preferred Stock were convertible into 84,493 shares of Common Stock at a conversion price of $112.52 per share.

At March 12, 2025, the outstanding shares of Series C Preferred Stock were convertible into 87,418 shares of Common Stock at a conversion price of $108.75 per share.

Common Stock

The Company’s Certificate of Formation, as amended, authorizes 500,000,000 shares of Common Stock with a par value of $0.001 per share. As of January 31, 2025 and April 30, 2024, the Company had issued 1,032,321 and 676,598 shares of Common Stock, respectively.

During the nine months ended January 31, 2025, the Company issued 355,723 shares of Common Stock, as set forth in the below table:

Number of Shares
Issuance of Common Stock under Equity Line	140,405
Issuance of Common Stock under ATM Facility	120,857
Issuance of Common Stock	94,461
Common Stock issued during the nine months ended January 31, 2025	355,723

Summary table of Common Stock share transactions:
Balance at April 30, 2024	676,598
Issued in Fiscal 2025	355,723
Balance at January 31, 2025	1,032,321

On March 10, 2023, the Company entered into a purchase agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”) providing for the purchase, from time to time at the Company’s discretion, of up to $15.0 million of the Company’s Common Stock, over the thirty-six (36) month term of the purchase agreement. The agreement allows the Company, at its sole discretion, to direct Lincoln Park to purchase shares of Common Stock, subject to limitations in both volume and dollar amount. The purchase price of the shares that may be sold to Lincoln Park under the agreement is the lower of (i) the lowest sale price on the date of purchase, or (ii) the average of the three lowest closing prices in the prior ten business days. Concurrently with the purchase agreement, the Company entered into a registration rights agreement, pursuant to which the Company filed a registration statement on Form S-1 with the SEC on March 22, 2023. This registration statement was declared effective on April 10, 2023. At the annual shareholder meeting held on January 17, 2024, the Company’s shareholders approved the full issuance of shares of Common Stock issuable by the Company pursuant to the Company’s Equity Line, for purposes of complying with Nasdaq Listing Rule 5635(d). The Company filed a registration statement on Form S-1 with the SEC on March 5, 2024 and the registration statement was declared effective on March 13, 2024. During the nine months ended January 31, 2025, the Company issued 140,405 shares of Common Stock to Lincoln Park receiving approximately $425,000 in net proceeds.

On September 18, 2023, the Company entered into an EDA with Maxim Group LLC as sales agent pursuant to which the Company may offer and sell up to $3.25 million shares of Common Stock under the ATM Facility. The shares may be issued and sold from time to time through or to the placement agent acting as sales agent or principal pursuant to our shelf registration statement on Form S-3 (the “Shelf S-3”), as filed with the SEC on September 18, 2023. The $3.25 million shares comprised of Common Stock that may be offered, issued and sold under the at-the-market offering prospectus is included in the $50.0 million of securities that may be offered, issued, and sold by the Company under the base prospectus of the Shelf S-3. The Shelf S-3 was declared effective by the SEC on September 28, 2023.

On November 9, 2023, the Company entered into Amendment No. 1 to the EDA with Maxim, pursuant to which the Company may sell up to $10.0 million shares of Common Stock from time to time through the sales agent. On November 17, 2023, the Company entered into Amendment No. 2 to the EDA with Maxim, pursuant to which the Company may sell up to $15.0 million shares of Common Stock from time to time through the sales agent.

During the nine months ended January 31, 2025, the Company issued 120,857 shares of Common Stock under the ATM Facility, receiving net proceeds of approximately $551,000.

During the nine months ended January 31, 2025, the Company issued 94,461 shares of Common Stock to shareholders to account for fractional shares rounded up to the next highest whole share as a result of the Reverse Stock Split.

The holders of Common Stock are entitled to receive dividends whenever funds and assets are legally available and when declared by the board of directors, subject to the rights of holders of Preferred Stock outstanding. No dividends were declared as of or through the nine months ended January 31, 2025 and the year ended April 30, 2024.

Common Stock Warrants

The Company has issued warrants to investors in connection with funding or for services rendered and these warrants are convertible into a number of shares of the Company’s Common Stock for a period of 5 years from the date of issuance.

The following is a summary of warrant activity during the nine months ended January 31, 2025:

	Warrants Outstanding and Exercisable	Exercise Price Per Share	Weighted Average Strike Price per Share
Balance, April 30, 2024	56,555	$0.001-$825.00	$182.00
Issued	2,500	$5.15	$5.15
Balance, January 31, 2025	59,055	$0.001-$825.00	$174.42

During the nine months ended January 31, 2025, the Company issued warrants to purchase up to 2,500 shares of Common Stock, at an exercise price of $5.15 per share, to consultants of the Company as consideration for services rendered.

Note 6. Stock-based Compensation

The Company grants certain employees and board members stock option awards where vesting is contingent upon a service period, as it believes that such awards better align the interests of its employees with those of its shareholders. Stock option awards are granted with an exercise price equal to or above the market price of the Company’s stock at the date of grant. Certain stock option awards provide for accelerated vesting if there is a change in control, as defined in the Nonstatutory Stock Option Agreement. Unvested stock options forfeit when an employee leaves the Company.

Time-based grants generally vest quarterly based on 3 years continuous service for executive directors and employees, or 12 months continuous service for directors and have 10-year contractual terms. The Company also grants stock option awards where vesting is contingent upon meeting various departmental and company-wide performance goals, including FDA and CE Mark regulatory approval and certain EBITDA and funding thresholds. Such performance-based stock options are expected to vest when the performance criteria and metrics have been met. These stock options have contractual lives of ten years.

2023 Equity Incentive Plan

On March 15, 2023, the Company's Board of Directors adopted the 2023 Equity Incentive Plan (as amended, the “Equity Incentive Plan”). The Company's shareholders approved the Equity Incentive Plan at the Company's 2023 annual shareholder meeting held on January 17, 2024. The Equity Incentive Plan provides for the grant of nonstatutory stock options, incentive stock options, restricted stock, restricted stock units, performance units, performance shares, and other share-based awards. On November 27, 2023, the Company's Board of Directors approved and entered into Amendment No. 1 to the Equity Incentive Plan to increase the initial number of shares issuable under the Plan from 25,000 shares to 85,000 shares.

The number of shares available for issuance under the Equity Incentive Plan is subject to automatic increase on the first day of each fiscal year beginning May 1, 2024, so that the number of shares available for issuance under the Equity Incentive Plan is equal to the lessor of: (i) twenty five percent (25%) of the total number of shares of all classes of Common Stock and preferred stock as converted to Common Stock of the Company outstanding on the last day of the immediately preceding fiscal year, and (ii) a lessor number of shares determined by the administrator.

During the nine months ended January 31, 2025, the Company granted 117,000 stock options to officer and directors and 36,500 to employees and consultants of the Company. The stock options, which have a weighted average exercise price of $3.35.

The following is a summary of service-based stock option activity during the nine months ended January 31, 2025:

	Number of Options Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life (in years)
Outstanding - April 30, 2024	18,659	$121.00	8.9
Granted	153,500	3.35	10.0
Outstanding - January 31, 2025	172,159	$17.00	9.8

Non-vested at January 31, 2025	157,620	$6.00	9.9
Vested at January 31, 2025	14,539	$142.00	8.3

The following is a summary of performance-based stock option activity during the nine months ended January 31, 2025:

	Number of Options Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life (in years)
Outstanding - April 30, 2024	5,456	$502.00	5.9
Options granted	—	$—	—
Outstanding - January 31, 2025	5,456	$502.00	5.1

Non-vested at January 31, 2025	3,565	$626.00	4.9
Vested at January 31, 2025	1,891	$268.00	5.5

During the nine months ended January 31, 2025, management estimated the fair value of the awards utilizing the Black-Scholes Option Pricing model with the following weighted-average assumptions:

Risk free interest rate	4.4%
Volatility	103%
Weighted average expected term (in years)	5.0

During the nine months ended January 31, 2025 and 2024, the Company recognized stock based compensation for stock options of $153,939 and $326,578, respectively.

As of January 31, 2025, there was approximately $445,897 of unrecognized compensation costs related to non-vested service-based Common Stock options and approximately $1.5 million of unrecognized compensation costs related to non-vested performance-based Common Stock options.

Note 7. Income Taxes

The tax effects of temporary differences and carry-forwards that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	January 31,	April 30,
	2025	2024
Deferred tax assets (liabilities):

Net operating loss carryforwards	$10,898,410	$11,378,409
Start-up costs	968,107	833,918
Stock option and warrant payments	726,533	694,206
Accumulated depreciation	1,161,573	(3,339)
Research and development credits	816,075	255,600
Research and development warrants	21,488	21,488
Total deferred tax assets, net	14,592,186	13,180,282
Valuation Allowance	(14,592,186)	(13,180,282)
Net Deferred Tax Assets	$—	$—

For the nine months ended January 31, 2025 and the year ended April 30, 2024, the Company’s cumulative net operating loss for federal income tax purposes was approximately $52 million and $54 million, respectively. The net operating loss, subject to limitations, may be available in future tax years to offset taxable income. The net operating loss carry-forward will begin to expire in year 2028.

Federal and state tax laws impose restrictions on the utilization of net operating loss carryforwards in the event of a change in ownership as defined by the Internal Revenue Code (the "Code"), Section 382. Under Section 382 of the Code, substantial changes in ownership and the ownership of acquired companies may limit the amount of net operating loss carryforwards that are available to offset taxable income. The annual limitation would not automatically result in the loss of net operating loss carryforwards but may limit the amount available in any given future period.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences, and therefore, a full valuation allowance has been recorded at January 31, 2025 and April 30, 2024.

Note 8. Commitments and Contingencies

Operating Leases

The Company has a long-term operating lease for office, industrial, and laboratory space which was entered into in May 2017. On September 27, 2022, the Company entered into the First Amendment to Lease (the “Lease Amendment”), which amended the Lease Agreement to document the exercise of its option to extend the term of the lease for an additional 64 months, commencing February 1, 2023, and expiring on May 31, 2028 (the “Extension Term”). Pursuant to the amendment, the Company will pay initial monthly payments of $13,129, beginning February 2023, subject to 3% annual increases. Rent expense for the nine months ended January 31, 2025 was approximately $111,900.

The Company records right-of-use assets and liabilities at the present value of the fixed lease payments over the term at the commencement date. The Company uses its incremental borrowing rate of 12% to determine the present value of the lease as the rate implicit in the lease is typically not readily available.

Information related to the Company’s right-of-use assets and lease liabilities consist of the following:

January 31,
2025
Right-of-use assets	$395,374

Lease liabilities, current	$115,015
Lease liabilities, net of current portion	345,844
Total lease liabilities	$460,859

Weighted average remaining term (in years)	3.3
Weighted average discount rate	12%

As of January 31, 2025, future maturities of lease liabilities due under lease agreements for the period ended are as follows:

April 30, 2025 (balance of fiscal year)	$40,374
April 30, 2026	165,190
April 30, 2027	169,307
April 30, 2028	173,559
Thereafter	14,493
Subtotal	562,923
Less imputed interest	(102,064)
Total operating lease liabilities	$460,859

Litigation

From time to time, the Company may be subject to legal proceedings and claims that arise in the ordinary course of business. The Company does not believe that the outcome of those matters will have a material adverse effect to the financial position, operating results or cash flows. However, there can be no assurance such legal proceedings will not have a material impact.

The Company is not aware of any material claims outstanding or pending against the Company as of January 31, 2025.

Royalty Agreements

In 2013, the Company entered into an agreement (“Technology Agreement”) with its founder, conveying ownership of all intellectual property and rights to the Company. As part of that agreement, the Company will make royalty payments, based upon paid MyoVista wavECG device unit sales, as follows:

a)	$500 on each of the first 2,400 MyoVista wavECG devices; and

b)	$200 on each MyoVista wavECG device thereafter until royalties total $3,500,000.

The royalty obligation has a first priority security interest and pledge on the covered technology (as defined in the Technology Agreement, which essentially is comprised of the intellectual property of the MyoVista wavECG device) in priority to the debt holders of the Loan and Security Agreement as discussed further in Note 4.

Upon (i) the aggregate payment of $3,000,000 of royalties; (ii) the Common Stock having a closing quoted share price of $6,875 per share or more; or (iii) receipt by the Company of a bona fide offer valuing the Common Stock at $6,875 or more, then the secured interest and pledge shall be released.

In the event of a bankruptcy of the Company, any balance of the $3,500,000 royalty not paid at that point would accelerate and become an immediately due debt obligation of the Company with the benefit of the secured interest and pledge (if it remained at such time).

In December 2015, the Company entered into an agreement with The University Court of The University of Glasgow (“Glasgow”) for a non-exclusive license of the Glasgow algorithm interpretive analysis for the conventional ECG trace. The agreement was amended in March 2023 and again in July 2024, and as part of the agreement, the Company is required to make royalty payments, based upon MyoVista wavECG device unit sales dependent on sale volumes per year, subject to minimum annual fees. To date, such amounts have been expensed to research and development as the Glasgow algorithm has been part of the device development and will form part of the submission for FDA clearance of the MyoVista wavECG device.

Collaboration Agreements

Rutgers Collaboration Agreement

On November 29, 2022, the Company entered into a multi-year Collaboration Agreement with Rutgers, The State University of New Jersey, to develop AI-ECG algorithms for new or improved ECG indications, which is expected to accelerate our product development pipeline and further expand the clinical value of an ECG for low-cost detection of heart disease.

Mount Sinai Collaboration Agreement

On September 20, 2023, the Company entered into multiple definitive license agreements (each a “License Agreement” and collectively, the “License Agreements”) with Mount Sinai to commercialize a range of AI cardiovascular algorithms developed by Mount Sinai as well as a memorandum of understanding for ongoing cooperation encompassing de-identified data access, on-going research, and the evaluation of the MyoVista wavECG. The License Agreements, of which there are eleven in total, cover rights to thirteen AI cardiovascular algorithms, two data science methods for use with ECG waveforms and three filed patents.

Note 9. Subsequent Events

Management has evaluated subsequent events after the balance sheet date of January 31, 2025, through the date of filing.

Subsequent to January 31, 2025, the Company sold 48,000 shares of Common Stock under the Equity Line, receiving net proceeds of approximately $156,000 and issued 625 in remaining commitment shares.

On March 10, 2025, the Company commenced an offering on a "best efforts" basis for a maximum of up to 4,285,714 Units. Each Unit (each a "Unit" and collectively the “Units”) consits of one (1) share of Series D Convertible Preferred Stock, par value $0.001 per share (the “Series D Preferred Stock”), and one (1) warrant the (“Warrants”), each to purchase one (1) share of the Company's Common Stock. The Units will be sold at an offering price of $3.50 per Unit, for a maximum offering amount of $15.0 million worth of units. Each Warrant will be exercisable at a price of $5.00 for one (1) share of the Company’s Common Stock, subject to customary adjustment. The Warrants are exercisable at any time from the date of issuance through the third anniversary from the date of issuance, unless earlier redeemed. As of the date of this filing, the Company has not received any proceeds from the offering.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis is intended as a review of significant factors affecting our financial condition and results of operations for the periods indicated. The discussion should be read in conjunction with our unaudited financial statements and the notes presented herein included in this Quarterly Report on Form 10-Q and the audited financial statements and the related notes set forth in our 2024 Annual Report on Form 10-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” as identified under Part 1, Item 1A of our 2024 Annual Report on Form 10-K.

Overview

We are a medical technology company focused on applying innovative AI-based technology to an ECG, also known as an “EKG,” to expand and improve an ECG’s clinical usefulness. Our objective is to make an ECG a far more valuable cardiac screening tool by expanding its clinical capability to detect a broader range of heart disease conditions through the development of AI-ECG. We are seeking to provide AI-ECG solutions in any care setting worldwide in a manner that best suits different providers, either via our cloud-based application that can receive an upload from one of the millions of ECG devices currently in clinical use or via our proprietary MyoVista wavECG device. The MyoVista wavECG, is a resting 12-lead ECG that will incorporate HeartSciences’ proprietary AI-ECG algorithm designed to provide diagnostic information related to cardiac dysfunction as well as conventional ECG information in the same test. We are also developing a cloud-based platform to host AI-ECG algorithms on an ECG hardware agnostic basis (the “MyoVista Insights Cloud Platform”). In the future, we intend to offer a range of AI-ECG algorithms, via each product. Neither the MyoVista wavECG device, MyoVista Insights Cloud Platform nor any of our AI-ECG algorithms are yet cleared for marketing by the FDA.

The AI-ECG algorithms are intended to provide diagnostic information which has traditionally required cardiac imaging. We believe, the combination of a device agnostic cloud platform and MyoVista wavECG device would allow us to offer AI-ECG solutions across a wide range of healthcare settings from large heath systems to frontline or point of care environments such as primary care. The initial revenue model for the MyoVista wavECG device, which involves the use of the MyoVista hardware, associated software and consumables for each test, is expected to be “razor-razorblade” as the cable connection to the electrodes used with the MyoVista wavECG are proprietary to HeartSciences, and new electrodes are used for every test performed. As further algorithms are made commercially available via the MyoVista wavECG or the MyoVista Insights Cloud Platform, we would expect to adopt revenue models based on algorithm usage and/or recurring subscriptions. Our MyoVista Insights Cloud Platform is being designed to fit simply into existing clinical workflows and be available to host third party AI-ECG algorithms, which increases its clinical value and our speed to market as well as reducing R&D costs associated with internal algorithm development.

On September 20, 2023, we entered into the License Agreements with Mount Sinai to commercialize a range of AI-ECG algorithms covering a range of cardiovascular conditions developed by Mount Sinai as well as a memorandum of understanding for ongoing cooperation encompassing de-identified data access, on-going research, and the evaluation of the MyoVista wavECG device.

Our future success is dependent upon receiving FDA clearances for our products and additional funding may be required as part of achieving FDA clearance and thereafter would be required to support the sales launch, provide working capital and support further R&D.

We believe that there is currently no low-cost, front-line, medical device that is effective at screening broadly for many types of heart disease. As a result, we believe that frontline physicians face a significant challenge in determining if a patient has heart disease. Although many think of the ECG as the frontline test for heart disease, in 2012, the United States Preventive Services Task Force conducted an evaluation of conventional ECG testing and stated: “There is no good evidence the test, called an ECG, helps doctors predict heart risks any better than traditional considerations such as smoking, blood pressure and cholesterol levels in people with no symptoms.”

ECG devices record the electrical signals of a patient’s heart. The ECG is a ubiquitous, relatively low-cost, simple and quick test; it is portable and can be performed in a wide range of clinical settings by a non-specialist clinician or clinical aide. There are three basic categories of heart disease: electrical (such as an arrhythmia), structural (such as valvular disease) and ischemic (such as coronary artery disease, or CAD). Conventional resting ECGs have limited sensitivity in detecting structural and ischemic disease and are typically used for diagnosing cardiac rhythm abnormalities, such as atrial fibrillation, or acute coronary syndrome, such as a myocardial infarction which is also known as a heart attack. However, traditional ECGs have a limited role in identifying cardiac dysfunction associated with structural and ischemic disease.

HeartSciences has designed or licensed algorithms designed to help address these limitations and extend the clinical capability of an ECG to detect cardiac dysfunction and other heart disease types.

Our first AI-ECG algorithm to be incorporated into the MyoVista wavECG device has been designed by the Company and applies AI-machine learning to the signal processed ECG signal to develop a proprietary algorithm designed to detect impaired cardiac relaxation, or cardiac dysfunction caused by heart disease and/or age-related cardiac dysfunction. We have been adjusting the algorithm to reflect updated echo measurement thresholds in respect of ≥60-year-old patients. The change was made, and agreed with the FDA, to reflect recent clinical findings which we believe will further increase the clinical value of this algorithm.

We expect the first AI-ECG algorithm to be submitted as part of the MyoVista Insights Cloud Platform will be for detection of low ejection fraction, or systolic dysfunction, and based on one of those licensed from Mount Sinai.

The editorial comment associated with the study titled “Prediction of Abnormal Myocardial Relaxation from Signal Processed Surface ECG” presented below discusses recent applications of machine learning to data derived from surface 12-lead ECGs in relation to cardiac dysfunction:

“These represent some of the most significant advances in electrocardiography since its inception, which has historically had a limited, if any, role in the evaluation of cardiac dysfunction. In the past, our cardiovascular community was resigned to the fact that surface ECGs are poor indicators for cardiac dysfunction.”

Khurram Nasir, MD, MPH, MSC, Department of Cardiology, Houston Methodist DeBakey Heart & Vascular Center, Houston, Texas, et. al., Journal of American College of Cardiology Editorial Comment Volume 76 Number 8 2020.

Almost all forms of heart disease, including CAD and structural disease, affect heart muscle, or cardiac function prior to symptoms. Impaired cardiac function is first observed as impaired cardiac relaxation which is an early indicator of diastolic dysfunction and usually continues to increase in severity as heart disease progresses. The diastolic phase of the cardiac cycle occurs when the heart muscle relaxes (following contraction). Diastolic dysfunction may also be related to age-related cardiac dysfunction. Low ejection fraction, or systolic dysfunction, is a later stage of cardiac dysfunction and occurs when the heart pumps a reduced level of blood from the ventricles during contraction.

If we receive FDA clearances for our product candidates, our main target markets would be frontline healthcare environments in the U.S., to assist physician decision making in the cardiology referral process. Currently, cardiology referral decisions are often based on a patient’s risk factors and/or a conventional ECG test. Accordingly, many patients with heart disease are left undetected while no current treatment or intervention is required for most patients referred for cardiac imaging. We believe that adding the capability to detect a broader range of cardiac conditions to the standard 12-lead resting ECG could help improve cardiac referral pathways and be valuable for patients, physicians, health systems and third-party payors.

New Class II devices, such as our products, require FDA premarket review. The MyoVista wavECG device along with its proprietary software and hardware is classified as a Class II medical device by the FDA. Premarket review and clearance by the FDA for these devices is generally accomplished through the 510(k) premarket notification process or De Novo classification request, or petition process. We previously submitted an FDA De Novo classification request in December 2019 and, following feedback and communications with the FDA during and since that submission, we have been making modifications to our device, including our proprietary algorithm. We have finished the patient recruitment and core lab work for our FDA validation study and have been undertaking device and algorithm development testing for a revised FDA submission. We had been planning a revised submission under the De Novo pathway, however, in December 2023 the FDA confirmed that we could submit the MyoVista wavECG device for clearance under the 510(k) pathway following the grant by the FDA in August 2023 of an industry-first De Novo clearance which created a new Class II product code for cardiovascular machine learning-based notification software. This was in respect of a hypertrophic cardiomyopathy algorithm and in late September 2023, the FDA cleared an algorithm for low ejection fraction (less than 40%) under the 510(k) pathway using this new product code. Accordingly, we are now preparing for a 510(k) FDA submission and are aiming for a submission in the first half of 2025. If successful, FDA clearance would provide us the ability to market and sell the MyoVista wavECG device in the U.S. and additional funding would be required to support the sales launch of the MyoVista wavECG device in the U.S., provide working capital and support further R&D.

To date we have not yet entered into a discussion with the FDA regarding the MyoVista Insights Cloud Platform or Mount Sinai licensed AI-ECG algorithms but we expect these products to fall under the 510(k) pathway and are aiming for an FDA submission of our MyoVista Insights Cloud Platform and low ejection fraction algorithm in the second half of 2025.

Recent Developments

Corporate Name Change

On October 17, 2024, the Company filed a Certificate of Amendment to its Amended and Restated Certificate of Formation with the Secretary of State of Texas to change the Company's corporate name to “HeartSciences Inc.”, with an effective date of October 17, 2024. The Name Change was approved by the Company's shareholders at the Company's Annual Meeting of Shareholders held on January 17, 2024. The Name Change became effective at the open of market on October 23, 2024, and does not affect the Company’s ticker symbols or the applicable CUSIP number for the Company’s outstanding shares of Common Stock and public warrants.

Compliance with Nasdaq Listing Requirements

On August 2, 2023, we received a letter from the Staff indicating that, based upon the closing bid price of the Company’s Common Stock for the last 30 consecutive business days, the Company no longer met the Minimum Bid Price Requirement. In accordance with Nasdaq listing rules, we had until January 29, 2024 to regain compliance with the Minimum Bid Price Requirement. In the event we did not regain compliance during this period, we were eligible to seek an additional 180 calendar day compliance period if we met the Nasdaq continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the Minimum Bid Price Requirement, and provide written notice to Nasdaq of our intent to cure the deficiency during this second compliance period.

We attended an August 17, 2023 hearing before the Nasdaq Hearing Panel (the “Panel”), and requested the continued listing of its securities on the Nasdaq Capital Market pending our return to compliance with the Minimum Bid Price Requirement.

On January 30, 2024, we received a letter from the Panel advising that we have been granted an additional 180-day extension to July 29, 2024, to regain compliance with the Minimum Bid Price Requirement.

On May 9, 2024, the Company received a Staff Determination from Nasdaq to delist the Company’s securities from the Nasdaq Capital Market. The Staff Determination was issued because, as of May 8, 2024, the Company’s Common Stock had a closing bid price of $0.10 or less for at least ten consecutive trading days. Accordingly, the Company is subject to the provisions contemplated under Nasdaq Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”).

On May 17, 2024, the Company effected the Reverse Stock Split, such that as a result of the Reverse Stock Split, every 100 shares of the Company's issued and outstanding pre-reverse split Common Stock were combined into one share of Common Stock.

On June 3, 2024, the Company received a letter from Nasdaq informing the Company that the Nasdaq Listing Qualifications staff has confirmed that the Company has regained compliance with the $1.00 per share minimum bid price requirement pursuant to the Minimum Bid Price Requirement, and that the Company is therefore in compliance with Nasdaq’s listing requirements. The Company's Common Stock and public warrants continue to be listed on Nasdaq.

Reverse Stock Split

On May 6, 2024, the Company filed a Certificate of Amendment to the Amended and Restated Certificate of Formation with the Secretary of the State of Texas to effect the Reverse Stock Split of its outstanding shares of Common Stock, with an effective date of May 17, 2024. As a result of the Reverse Stock Split, equitable adjustments corresponding to the Reverse Stock Split ratio were made to the Company’s outstanding warrants and its other convertible instruments and upon the exercise or vesting of all stock options such that every 100 shares of Common Stock that may be issued upon the exercise of the Company’s warrants and stock options and conversion of its other convertible instruments held immediately prior to the Reverse Stock Split represent one share of Common Stock that may be issued upon exercise of such warrants and stock options and conversion of the other convertible instruments immediately following the Reverse Stock Split. Correspondingly, the exercise price per share of Common Stock attributable to the Company’s warrants and stock options and the conversion price of its other convertible instruments immediately prior to the Reverse Stock Split was proportionately increased by a multiple of 100 following the Reverse Stock Split.

Patents

In May 2024, we were granted a patent from the Indian Patent Office covering MyoVista wavelet technology.

In July 2024, we were granted a patent allowance from the United States Patent and Trademark Office for the detection of left ventricular and/or right ventricular dysfunction using deep learning.

Debt Extension

On August 19, 2024, the Company and FRV entered into Amendment No. 6 to the Loan and Security Agreement to further extend the maturity date of the FRV Note to September 30, 2025 and pay the outstanding accrued interest as follows: (i) a payment of all accrued interest outstanding within five (5) business days of execution of the agreement; (ii) a payment of accrued interest on September 30, 2024 and (iii) thereafter all accrued interest due shall be payable at maturity. In August and September 2024, the Company paid approximately $305,000 in accrued interest to FRV.

Streeterville Note Purchase Agreement and Promissory Note

In September 2024, the Company entered into a Note Purchase Agreement with Streeterville, pursuant to which the Company issued to Streeterville the unsecured Streeterville Note in the original principal amount of $2,510,000. The Streeterville Note carried an OID of $500,000 and $10,000 was withheld from the Streeterville Note for reimbursement of Streeterville's transaction expenses. Additionally, the Company incurred debt financing costs of $159,700. As a result, the Company received aggregate net proceeds of approximately $1.9 million in connection with the issuance of the Streeterville Note.

Series D Preferred Stock Offering

On March 10, 2025, the Company entered into a selling agency agreement (the “Selling Agency Agreement”) with Digital offering LLC (the “Digital Offering”), in connection with the Company's best efforts offering of up to 4,285,714 Units, with each Unit consisting of (a) one share of our Series D Convertible Preferred Stock (the “Series D Preferred Stock”) and (b) one warrant to purchase one share of our Common Stock, $0.001 par value, for a total of 4,285,714 shares of our Series D Preferred Stock and warrants to purchase up to an aggregate of 4,285,714 shares of our Common Stock. The Units will be sold at an offering price of $3.50 per Unit, for a maximum offering amount of $15.0 million worth of Units. Each warrant is exercisable at any time from the date of issuance through the third anniversary from the date of issuance, unless earlier redeemed and is exercisable to purchase one share of Common Stock at $5.00 per share, subject to customary adjustment.

Digital Offering will act as the lead selling agent for the offering pursuant to the terms of the Selling Agency Agreement. Under the Selling Agency Agreement, the Company has agreed to pay Digital Offering a commission of 7% of the gross proceeds received in the offering and the Company will reimburse Digital Offering for its reasonable and documented legal costs up to a maximum of $85,000, of which $25,000 has been paid to date. Digital Offering is acting on a “reasonable best efforts” basis, in connection with the offering. Digital Offering is under no obligation to purchase any of the units or arrange for the sale of any specific number or dollar amount of shares of the units.

In connection with the offering, the Company will enter into a subscription agreement (the “Subscription Agreement”), pursuant to which the Company agrees to sell to certain investors up to 4,285,714 Units. Each investor must complete a Subscription Agreement and submit the applicable subscription price as set forth therein.

The Company refers to the offering therein as the “Series D Preferred Stock Offering”. On February 10, 2025, in connection with the Series D Preferred Stock Offering, the Company’s board of directors adopted a Certificate of Designations to be filed with the Secretary of State of the State of Texas (the “TX Secretary”) to create, out of the Company’s authorized but unissued preferred stock, the Series D Preferred Stock (the “Certificates of Designations”). The Company intends to file the Certificate of Designations with the TX Secretary.

As of the date of this Quarterly Report on Form 10-Q, the Company has not received any proceeds from the offering.

Operating Expenses

Our operating expenses have consisted solely of research and development expenses and selling, general and administrative expenses.

Research and Development Expenses

Our research and development activities primarily consist of clinical, regulatory, engineering and research work associated with our MyoVista wavECG device and Myo Vista Insights Cloud Platform. Research and development expenses include payroll and personnel-related costs for our research and development, clinical and regulatory personnel, including expenses related to stock-based compensation for such employees, consulting services, clinical trial expenses, regulatory expenses, prototyping and testing. Research and development expenses also include costs attributable to clinical trial expenses including clinical trial design, site development and study costs, data, related travel expenses, the cost of products used for clinical activities, internal and external costs associated with regulatory compliance and patent costs. We have expensed research and development costs as they have been incurred.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of payroll and personnel-related costs for field support personnel, business development, consulting, stock-based compensation, and for administrative personnel that support our general operations such as executive management and financial accounting. Selling, general and administrative expenses also include costs attributable to professional fees for legal and accounting services, premises costs, IT, insurance, consulting, recruiting fees, travel expenses and depreciation.

Interest Expense

Interest expense relates to our loan facilities.

The following table summarizes our results of operations for the periods presented on our statement of operations data.

	For the three months ended January 31,				For the nine months ended January 31,
	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
	(In thousands, except percentages, unaudited)
Revenue	$—	$15	$(15)	(100)%	$—	$19	$(19)	(100)%
Cost of sales	—	5	(5)	(100)%	—	6	(6)	(100)%
Gross margin	—	10	(10)	(100)%	—	13	(13)	(100)%
Operating expenses:
Research and development	1,033	510	524	103%	3,457	1,832	1,625	89%
Selling, general and administrative	1,338	1,026	312	30%	2,975	2,606	369	14%
Total operating expenses	2,371	1,536	836	54%	6,432	4,438	1,994	45%
Loss from operations	(2,371)	(1,525)	(846)	55%	(6,432)	(4,426)	(2,006)	45%
Other income (expense)
Interest expense	(179)	(118)	(61)	52%	(320)	(333)	14	(4)%
Other income	15	—	15	—%	81	—	81	—%
Other income (expense), net	(165)	(118)	(46)	39%	(239)	(333)	94	(28)%
Net loss	$(2,536)	$(1,644)	$(892)	54%	$(6,671)	$(4,759)	$(1,912)	40%

Summary of Statements of Operations for the three and nine months ended January 31, 2025 compared with the three and nine months ended January 31, 2024:

There were no revenues for the three and nine months ended January 31, 2025. Revenues were $15,000 and cost of sales were $5,000 for the three and nine months ended January 31, 2024. Our revenues to date have been mainly generated in the establishment of distributor relationships outside the United States as part of obtaining feedback during product development and improvement of the MyoVista wavECG.

Research and development expenses were $1.0 million and $3.5 million for the three and nine months ended January 31, 2025, representing an increase of $524,000, or 103% , and an increase of $1.6 million, or 89%, when compared to the same periods in 2024. The increase is primarily due to consulting costs incurred for development of our MyoVista Insights Cloud Platform and increase in headcount and professional services supporting the FDA submission process.

Selling, general, and administrative expenses were approximately $1.3 million and $3.0 million for the three and nine months ended January 31, 2025, representing an increase of $312,000, or 30%, and an increase of $369,000, or 14%, when compared to the same periods in 2024. The increase is primarily related to legal, accounting, and other professional fee expenses amounting to approximately $611,000 resulting from the withdrawal of the Company's S-1/A registration statement in December 2024, offset by a decrease in investor relation related expenditures of approximately $150,000, a reduction in stock-based compensation of approximately $89,000, and reduced D&O premiums of approximately $25,000.

Interest expense was $179,000 and $320,000 for the three and nine months ended January 31, 2025, representing an increase of $61,000, or 52%, and a decrease of $14,000, or 4%, when compared to the same periods in 2024. Interest expense in Fiscal 2025 is related to interest on the FRV Note and interest and debt service amortization on the Streeterville Note. The JQA Note and related accrued interest converted to equity in November 2023.

Other income of $15,000 and $81,000 during the three and nine months ended January 31, 2025 is related to interest earned on our cash balances.

Liquidity, Capital Resources, and Going Concern Considerations

We have incurred losses each year since inception and have experienced negative cash flows from operations in each year since inception. We incurred a net loss of $6.7 million for the period ended January 31, 2025. As of January 31, 2025, we had an accumulated deficit of $74.0 million and stockholder's equity of $1.8 million and working capital of $64,000.

Based on our current business plan assumptions and expected cash burn rate, we believe that the existing cash is insufficient to fund operations for the next twelve months following the issuance of these financial statements. These factors raise substantial doubt regarding our ability to continue as a going concern.

On March 10, 2023, we entered into the Lincoln Park Purchase Agreement providing for the purchase, from time to time at our discretion, of up to $15.0 million of our Common Stock, over the 36-month term of the agreement. Actual sales of shares of Common Stock will depend on a variety of factors to be determined by us from time to time. The net proceeds received from these purchases will depend on the frequency and prices at which we sell shares of our Common Stock to Lincoln Park. As of the date of this Quarterly Report, we have received approximately $2.1 million from the sale of Common Stock pursuant to the Lincoln Park Purchase Agreement. We expect that any proceeds received from such sales to Lincoln Park will be used for working capital and general corporate purposes.

On September 18, 2023, we entered into an EDA with Maxim Group LLC as sales agent pursuant to which we may offer and sell up to $3.25 million of our shares of Common Stock in at-the-market offerings. The EDA was further amended on November 9, 2023 and again on November 17, 2023, to increase the amount of shares of Common Stock we may sell to up to $15.0 million. The shares of Common Stock may be issued and sold from time to time through or to the placement agent acting as sales agent or principal pursuant to our shelf registration statement on the Shelf S-3, as filed with the SEC on September 18, 2023. As of the date of this Quarterly Report, we have received approximately $9.8 million in net proceeds, after Maxim fees, legal fees and other costs, from the sale of Common Stock pursuant to the amended EDA. We expect that any proceeds received from such sales under the ATM Facility will be used for working capital and general corporate purposes

In September 2024, the Company entered into a Note Purchase Agreement with Streeterville pursuant to which Streeterville issued the Company an unsecured promissory note in the amount of $2,510,000 which included an original issuance discount of $500,000 and reimbursement of Streeterville's transaction expenses of $10,000. The Company incurred placement agent fees equal to 7% of the gross proceeds received from the sale of the Streeterville Note. The Company received approximately $1.9 million in net cash proceeds from the sale of the Streeterville Note.

Our cash requirements are, and will continue to be, dependent upon a variety of factors. We expect to continue devoting significant capital resources to R&D, clinical studies and go-to-market strategies. We will need to continue to raise capital through the sale of additional equity securities, debt, or capital inflows from strategic partnerships, however we can provide no assurance that that we will be able to consummate the sale of any such securities or strategic relationships will be available on terms acceptable to us, if at all.

Since our inception, we have raised capital through the public and private sale of debt and equity. As of January 31, 2025, we had cash and cash equivalents balance of approximately $2.6 million, a decrease of $3.2 million from $5.8 million as of April 30, 2024.

The table below presents our cash flows for the periods indicated:

	For the nine months ended January 31,
U.S. dollars, in thousands	2025	2024
	(Unaudited)
Net cash used in operating activities	$(5,822)	$(4,493)
Net cash used in investing activities	$(22)	$(56)
Net cash provided by financing activities	$2,634	$9,965
Net change in cash and cash equivalents during the period	$(3,211)	$5,416

Operating Activities

Net cash used by our operating activities of $5.8 million during the nine months ended January 31, 2025 is primarily due to our net loss of $6.7 million, plus $437,000 in non-cash expenses plus $405,000 of net changes in operating assets and liabilities.

Net cash used by our operating activities of $4.5 million during the nine months ended January 31, 2024 is primarily due to our net loss of $4.8 million plus $831,000 in non-cash expenses less $565,000 of net changes in operating assets and liabilities.

Financing Activities

Net cash provided by financing activities of $2.6 million during the nine months ended January 31, 2025 is primarily from the issuance of Common Stock under the Equity Line, the ATM Facility, and net proceeds from the Streeterville Note.

Net cash provided by financing activities of $10.0 million during the nine months ended January 31, 2024 is primarily from the issuance of Common Stock under the Equity Line, ATM Facility, and net proceeds from the MSW Note.

Critical Accounting Policies and Estimates

There have been no material changes to our critical accounting policies and estimates from the information provided in Item 7, “Management's Discussion and Analysis of Financial Condition and Results of Operations,” included in our 2024 Annual Report on Form 10-K.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Not required to be provided by a smaller reporting company.

Item 4. Controls and Procedures.

Disclosure Controls and Procedures

The Company has adopted and maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the reports filed under the Exchange Act, such as this Quarterly Report on Form 10-Q, is collected, recorded, processed, summarized and reported within the time periods specified in the rules of the SEC. The Company's disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to management to allow timely decisions regarding required disclosure. Based upon the most recent evaluation of internal controls over financial reporting, our Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial officer) determined that our disclosure controls and procedures were not effective as of January 31, 2025 as a result of identified material weaknesses in our internal control over financial reporting. The identified material weaknesses were as follows: (i) lack of proper approval processes and review processes and documentation for such reviews; (ii) we did not maintain sufficient U.S. GAAP and SEC accounting resources commensurate with those required of a public company; and (iii) insufficient number of staff to maintain optimal segregation of duties and levels of oversight. We have taken and continue to take remedial steps to improve our internal controls over financial reporting, which includes establishing a more robust process related to review of complex accounting transactions, preparation of account reconciliations, and review of journal entries. Our Chief Financial Officer frequently attends continuing education for updates on accounting policies and procedures. We cannot assure you that these measures will significantly improve or remediate the material weaknesses described above. Management is monitoring the effectiveness of these and other processes, procedures and controls and will make any further changes deemed appropriate. We are committed to ensuring that our internal controls over financial reporting are designed and operating effectively. Management believes the foregoing actions will effectively remediate the material weaknesses, however, our material weaknesses will not be considered remediated until controls are in place for a period of time, the controls are tested, and management concludes that the controls are properly designed and operating effectively.

Changes in Internal Control Over Financial Reporting

Except as described above with respect to the remediation steps we are taking, there have been no changes in our internal control over financial reporting during the quarter ended January 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CEO and CFO Certifications

Exhibits 31.1 and 31.2 to this Quarterly Report are the Certifications of our Chief Executive Officer and Chief Financial Officer, respectively. These Certifications are required in accordance with Section 302 of the Sarbanes-Oxley Act (the “Section 302 Certifications”). This Item 4 of this Quarterly Report, which you are currently reading, is the information concerning the evaluation referred to above and in the Section 302 Certifications and this information should be read in conjunction with the Section 302 Certifications for a more complete understanding of the topics presented.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

There are no actions, suits, proceedings, inquiries or investigations before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of the Company, threatened against or affecting the Company, our Common Stock, any of our officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect on the Company.

Item 1A. Risk Factors.

For a discussion of risk factors, please refer to Item 1A of our 2024 Annual Report on Form 10-K. There have been no material changes to the risk factors contained in Item 1A of our 2024 Annual Report on Form 10-K. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, and/or operating results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

There were no other sales of equity securities during the period covered by this Quarterly Report on Form 10-Q that were not registered under the Securities Act and were not previously reported in a Current Report on Form 8-K filed by the Company.

Item 3. Defaults Upon Senior Securities.

Not applicable.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

Not applicable.

Item 6. Exhibits.

Exhibit Number	Description
1.1	Underwriting Agreement dated June 15, 2022 by and between the Heart Test Laboratories, Inc. and The Benchmark Company, LLC (incorporated by reference to Exhibit 1.1 to our Current Report on Form 8-K filed on June 15, 2022)
1.2	Equity Distribution Agreement, dated as of September 18, 2023 by and between the Company and Maxim Group LLC (incorporated by reference to Exhibit 1.2 to our Registration Statement on Form S-3, filed with the SEC on September 18, 2023)
1.3	Amendment No. 1 to Equity Distribution Agreement dated November 9, 2023 between Heart Test Laboratories, Inc. and Maxim Group LLC (incorporated by referred to Exhibit 1.1 to our Current Report on Form 8-K filed with the SEC on November 13, 2023)
1.4	Amendment No. 2 to Equity Distribution Agreement dated November 17, 2023 between Heart Test Laboratories, Inc. and Maxim Group LLC (filed as Exhibit 1.3 on our Current Report on Form 8-K filed with the SEC on November 17, 2023)
3.1	Amended and Restated Certificate of Formation of Heart Test Laboratories, Inc. (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form S-1 filed May 17, 2022)
3.2	Certificate of Designations, Number, Voting Power, Preferences and Rights of Series C Convertible Preferred Stock of Heart Test Laboratories, Inc. (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form S-1 filed May 17, 2022)
3.3	Second Amended and Restated Bylaws of Heart Test Laboratories, Inc. (incorporated by reference to Exhibit 3.3 to our Registration Statement on Form S-1 filed May 17, 2022)
3.4	Form of Certificate of Amendment to Amended and Restated Certificate of Formation of Heart Test Laboratories, Inc. (incorporated by reference to Exhibit 3.4 to Amendment No. 1 to our Registration Statement on Form S-1 filed June 6, 2022)
3.5	Certificate of Amendment to Amended and Restated Certificate of Formation of Heart Test Laboratories, Inc., as amended (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed June 23, 2022)
3.6	Certificate of Amendment to the Amended and Restated Certificate of Formation, dated as of May 6, 2024 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed May 6, 2024)
3.7	Certificate of Amendment to the Amended and Restated Certificate of Formation of the Company (incorporated by reference to Exhibit 3.1 on our Current Report on Form 8-K filed with the SEC on October 11, 2024).
3.8	Form of Certificate of Designations for Series D Convertible Preferred Stock (incorporated by reference to Exhibit 2.8 to our Offering Statement on Form 1-A/A No. 1, filed on March 3, 2025)
4.1	Form of Registration Rights Agreement by and between Heart Test Laboratories, Inc. and Buyers listed as signatories thereto, dated December 22, 2021 (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form S-1 filed May 17, 2022)
4.2	Form of Registration Rights Agreement by and among Heart Test Laboratories, Inc. and the parties listed as signatories thereto related to the Series C Preferred Stock (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-1 filed May 17, 2022)
4.3	Form of Bridge Warrant (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form S-1 filed May 17, 2022)
4.4	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form S-1 filed May 17, 2022)
4.5	Form of $1M Lender Warrant and $1.5M Lender Warrant (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form S-1 filed May 17, 2022)
4.6	Form of Investor Warrant (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form S-1 filed May 17, 2022)
4.7	Representative’s Warrant Agreement issued June 17, 2022 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed June 23, 2022)
4.8	Warrant Agent Agreement dated June 17, 2022 between Heart Test Laboratories, Inc. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed June 23, 2022)
4.9	Form of Certificated Warrant (incorporated by reference to Exhibit 4.10 to Amendment No. 2 to our Registration Statement on Form S-1 filed June 10, 2022)
4.10	Amendment No. 1 to Bridge Warrants dated September 8, 2022 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K, filed with the SEC on September 9, 2022)
4.11	Form of Amendment No. 2 to Bridge Warrants dated February 3, 2023 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K, filed with the SEC on February 3, 2022)
4.12	Form of Amended and Restated Warrant to Purchase Common Stock, as amended through February 3, 2023 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K, filed with the SEC on February 22, 2023)

4.13	Form of Pre-Funded Warrant, issued pursuant to Amendment No. 2 to Warrants to Purchase Common Stock (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K/A, filed with the SEC on March 14, 2023)
4.14	Form of Warrant to Purchase Common Stock dated September 7, 2023 (incorporated by reference to Exhibit 4.1 our Current Report on Form 8-K, filed with the SEC on September 7, 2023)
4.15	Form of Pre-Funded Purchase Warrant dated as of September 20, 2023 (incorporated by reference to Exhibit 4.1 our Current Report on Form 8-K, filed with the SEC on September 21, 2023)
4.16	Form of Common Stock Warrant dated September 20, 2023 (incorporated by reference to Exhibit 4.2 our Current Report on Form 8-K, filed with the SEC on September 21, 2023)
4.17	Form of Common Warrant (incorporated by reference to Exhibit 3.17 to our Offering Statement on Form 1-A/A No.1 filed March 3, 2025)
4.18	Form of Selling Agent’s Warrant (incorporated by reference to Exhibit 3.18 to our Offering Statement on Form 1-A/A No.1 filed March 3, 2025)
10.1	MyoVista Technology Agreement, by and between Heart Test Laboratories, Inc. and Guangren “Gary” Chen, dated December 31, 2013 (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-1 filed May 17, 2022)
10.2	First Amendment of MyoVista Technology Agreement by and between Heart Test Laboratories, Inc. and Guangren “Gary” Chen, dated March 13, 2017 (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form S-1 filed May 17, 2022)
10.3	Master Assignment by and between Heart Test Laboratories, Inc. and Guangren “Gary” Chen, dated January 1, 2014 (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form S-1 filed May 17, 2022)
10.4	Security Agreement and Pledge by and between Heart Test Laboratories, Inc. and Guangren “Gary” Chen, dated March 14, 2014 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form S-1 filed May 17, 2022)
10.5	Evaluation, Option and License Agreement by and between Heart Test Laboratories, Inc. and The University Court of The University of Glasgow, dated June 2, 2015 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form S-1 filed May 17, 2022)
10.6	Exercise of Option Agreement by and between Heart Test Laboratories, Inc. and The University Court of The University of Glasgow, dated December 23, 2015 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form S-1 filed May 17, 2022)
10.7	$130K Note by and between Heart Test Laboratories, Inc. and Front Range Ventures, LLC, dated August 12, 2019 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form S-1 filed May 17, 2022)
10.8	$1M Loan and Security Agreement by and among Heart Test Laboratories, Inc., Front Range Ventures, LLC and John Q. Adams, Sr., dated April 24, 2020 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form S-1 filed May 17, 2022)
10.9	Amendment No. 1 to the $1M Loan and Security Agreement, dated September 30, 2021 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form S-1 filed May 17, 2022)
10.10	Amendment No. 2 to the $1M Loan and Security Agreement, dated November 3, 2021 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form S-1 filed May 17, 2022)
10.11	Form of $1.5M Note (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form S-1 filed May 17, 2022)
10.12	Form of Amendment No. 1 to the Form of $1.5M Note by and among Heart Test Laboratories, Inc. and the Requisite Noteholders, dated November 2, 2021 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form S-1 filed May 17, 2022)
10.13	Form of Securities Purchase Agreement by and between Heart Test Laboratories, Inc. and Purchasers listed as signatories thereto, dated December 22, 2021 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form S-1 filed May 17, 2022)
10.14	Form of Bridge Note (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form S-1 filed May 17, 2022)
10.15	Consulting Agreement by and between Heart Test Laboratories, Inc. and Kyngstone Limited, Inc., dated June 25, 2013 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form S-1 filed May 17, 2022)
10.16	FRV Side Letter by and between Heart Test Laboratories, Inc. and Front Range Ventures, LLC, dated April 10, 2019 (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to our Registration Statement on Form S-1 filed June 6, 2022)
10.17†	Amended and Restated Employment Agreement by and between Heart Test Laboratories, Inc. and Mark Hilz, dated April 5, 2022 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form S-1 filed May 17, 2022)
10.18†	Employment Agreement by and between Heart Test Laboratories, Inc. and Andrew Simpson, dated April 5, 2022 (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form S-1 filed May 17, 2022)

10.19	Form of Amendment No. 3 to the $1M Loan and Security Agreement, dated May 2022 (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form S-1 filed May 17, 2022)
10.20	Form of Amendment No. 2 to the Form of $1.5M Note by and among Heart Test Laboratories, Inc. and the Requisite Noteholders, dated May 2022 (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form S-1 filed May 17, 2022)
10.21†	Form of Time-Based Vesting Nonstatutory Stock Option Agreement of Heart Test Laboratories, Inc. (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form S-1 filed May 17, 2022)
10.22†	Form of Performance-Based Vesting Nonstatutory Stock Option Agreement of Heart Test Laboratories, Inc (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form S-1 filed May 17, 2022)
10.23	Amendment No. 4 to the $1M Loan and Security Agreement, dated January 24, 2023 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed with the SEC on January 24, 2023)
10.24	Purchase Agreement, dated as of March 10, 2023, by and between Heart Test Laboratories, Inc. and Lincoln Park (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on March 10, 2023)
10.25	Registration Rights Agreement, dated as of March 10, 2023, by and between Heart Test Laboratories, Inc. and Lincoln Park (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed with the SEC on March 13, 2023)
10.26†	Heart Test Laboratories, Inc. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on March 16, 2023)
10.27†	Form of Heart Test Laboratories, Inc.'s Incentive Stock Option Agreement under Heart Test Laboratories Inc.’s 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on March 23, 2023)
10.28†	Form of Heart Test Laboratories Inc.’s Non-Qualified Stock Option Agreement under Heart Test Laboratories Inc.’s 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed with the SEC on March 23, 2023)
10.29†	Amendment No. 1 to the Heart Test Laboratories, Inc. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.29 to the Registration Statement on Form S-8, filed with the SEC on February 26, 2024)
10.30	Amendment No. 2 License Agreement by and between Heart Test Laboratories, Inc. and The University Court of The University of Glasgow, dated March 31, 2023 (incorporated by reference to Exhibit 10.29 to the Annual Report on Form 10-K, filed with the SEC on July 19, 2023)
10.31	Senior Unsecured Promissory Drawdown Loan Note by and among Heart Test Laboratories, Inc., and Matthews Southwest Holdings, Inc., dated September 6, 2023 and executed on September 7, 2023 (incorporated by reference to Exhibit 10.1 our Current Report on Form 8-K, filed with the SEC on September 7, 2023)
10.32	Securities Purchase Agreement, dated as of September 20, 2023, by and between the Company and Icahn School of Medicine at Mount Sinai (incorporated by reference to Exhibit 10.1 our Current Report on Form 8-K, filed with the SEC on September 21, 2023)
10.33	License: Pulmonary Embolism Detection From the Electrocardiogram Using Deep Learning (incorporated by reference to Exhibit 10.2 our Current Report on Form 8-K, filed with the SEC on September 21, 2023)
10.34	License: Deep Learning Algorithm to Predict PVC-Related Cardiomyopathy (incorporated by reference to Exhibit 10.3 our Current Report on Form 8-K, filed with the SEC on September 21, 2023)
10.35	License: Deep Learning on ECGs to Derive Left and Right Ventricular Function (incorporated by reference to Exhibit 10.4 our Current Report on Form 8-K, filed with the SEC on September 21, 2023)
10.36	License: Prediction of right ventricular size and systolic function from the 12-lead ECG (incorporated by reference to Exhibit 10.5 our Current Report on Form 8-K, filed with the SEC on September 21, 2023)
10.37	License: Deep learning for electrocardiograms to identify left heart valvular dysfunction – aortic stenosis (incorporated by reference to Exhibit 10.6 our Current Report on Form 8-K, filed with the SEC on September 21, 2023)
10.38	License: Deep learning for electrocardiograms to identify left heart valvular dysfunction – mitral regurgitation (incorporated by reference to Exhibit 10.7 our Current Report on Form 8-K, filed with the SEC on September 21, 2023)
10.39	License: HeartBEiT: Vision Transformers improve diagnostic performance for electrocardiograms (incorporated by reference to Exhibit 10.8 our Current Report on Form 8-K, filed with the SEC on September 21, 2023)
10.40	License: Derivation of low Left Ventricular Ejection fraction based on a foundational vision transformer (HeartBEiT) (incorporated by reference to Exhibit 10.9 our Current Report on Form 8-K, filed with the SEC on September 21, 2023)
10.41	License: Diagnosis of Hypertrophic Cardiomyopathy using a model derived from a foundational vision transformer (HeartBEiT) (incorporated by reference to Exhibit 10.10 our Current Report on Form 8-K, filed with the SEC on September 21, 2023)
10.42	License: Diagnosis of STEMI using a model derived from a foundational vision transformer (HeartBEiT) (incorporated by reference to Exhibit 10.11 our Current Report on Form 8-K, filed with the SEC on September 21, 2023)
10.43	License: Electrocardiogram Deep Learning Interpretability Toolbox (incorporated by reference to Exhibit 10.12 our Current Report on Form 8-K, filed with the SEC on September 21, 2023)
10.44	Amendment No. 5 to the $1M Loan and Security Agreement, dated September 29, 2023 (incorporated by reference to Exhibit 10.45 to our Registration Statement on Form S-1 filed October 16, 2023)

10.45	Note Conversion Letter Agreement, dated November 16, 2023, by and between Heart Test Laboratories, Inc. and Matthews Southwest Holdings, Inc. (filed as Exhibit 10.1 on our Current Report on Form 8-K, filed with the SEC on November 17, 2023)
10.46	Note Conversion Letter Agreement, dated November 16, 2023, by and between Heart Test Laboratories, Inc. and John Q. Adams (filed as Exhibit 10.2 on our Current Report on Form 8-K, filed with the SEC on November 17, 2023)
10.47	Warrant Amendment, dated November 16, 2023, by and between Heart Test Laboratories, Inc. and Matthews Southwest Holdings, Inc. (filed as Exhibit 10.3 on our Current Report on Form 8-K, filed with the SEC on November 17, 2023)
10.48	Warrant Amendment, dated November 16, 2023, by and between Heart Test Laboratories, Inc. and John Q. Adams (filed as Exhibit 10.4 on our Current Report on Form 8-K, filed with the SEC on November 17, 2023)
10.49	Amendment No. 6 to Loan and Security Agreement by and between Heart Test Laboratories, Inc. and Front Range Ventures LLC dated August 19, 2024 (filed as Exhibit 10.1 on our Current Report on Form 8-K, filed with the SEC on August 19, 2024)
10.50	No. 2 Amended and Restated Secured Promissory Note by and between Heart Test Laboratories, Inc. and Front Range Ventures LLC dated August 19, 2024 (filed as Exhibit 10.1 on our Current Report on Form 8-K, filed with the SEC on August 19, 2024)
10.51†	Employment Agreement by and between Heart Test Laboratories, Inc. and Danielle Watson, dated October 15, 2021 (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form S-1 filed October 16, 2023)
10.52	Note Purchase Agreement, by and between the Company and Streeterville Capital, LLC dated September 6, 2024 (filed as Exhibit 10.1 on our Current Report on Form 8-K, filed with the SEC on September 10, 2024)
10.53	Purchase Note dated September 6, 2024 (filed as Exhibit 10.2 on our Current Report on Form 8-K, filed with the SEC on September 10, 2024)
10.54	Engagement Agreement, dated October 17, 2024, by and between HeartSciences Inc. and Digital Offering, LLC (filed as Exhibit 1.1 on our Offering Statement on Form 1-A/A No.1, filed with the SEC on March 3, 2025)
10.55	Form of Selling Agency Agreement with Digital Offering, by and between HeartSciences Inc. and Digital Offering, LLC (filed as Exhibit 1.2 on our Offering Statement on Form 1-A/A No.1, filed with the SEC on March 3, 2025)
10.56*	First Amendment to Selling Agent Engagement Letter with Digital Offering, by and between HeartSciences Inc. and Digital Offering, LLC, dated March 10, 2025
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith
†	Management contract or compensatory arrangement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Heart Test Laboratories, Inc.

Date: March 13, 2025	By:	/s/ Andrew Simpson
	Name:	Andrew Simpson
	Title:	President, Chief Executive Officer, and Chairman of the Board of Directors (Principal Executive Officer)

Date: March 13, 2025	By:	/s/ Danielle Watson
	Name:	Danielle Watson
	Title:	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)